Exhibit 99.2

CHECK CAP LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
AS OF JUNE 30, 2021

CHECK CAP LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2021

CHECK CAP LTD

CONSOLIDATED UNAUDITED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2021	2020

Assets

Current assets
Cash and cash equivalents	10,089	7,703
Restricted cash	350	350
Short-term bank deposit	18,907	10,079
Prepaid expenses and other current assets	809	285
Total current assets	30,155	18,417

Non-current assets
Property and equipment, net	1,014	823
Operating leases	1,147	398
Other non-current assets	291	-
Total non-current assets	2,452	1,221
Total assets	32,607	19,638

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accruals
Trade	922	862
Other	661	345
Employees and payroll accruals	1,448	1,510
Operating lease liabilities	321	264
Total current liabilities	3,352	2,981

Non-current liabilities
Royalties provision	189	154
Operating lease liabilities	815	125
Total non-current liabilities	1,004	279

Shareholders' equity
Share capital, Ordinary shares, 2.4 NIS par value (360,000,000 authorized shares as of June 30, 2021 and December
31, 2020, respectively; 70,473,641 and 46,239,183 shares issued and outstanding as of June 30, 2021 and December
31, 2020, respectively)	49,767	31,646
Additional paid-in capital	76,951	75,715
Accumulated deficit	(98,467)	(90,983)
Total shareholders' equity	28,251	16,378

Total liabilities and shareholders' equity	32,607	19,638

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020

Research and development expenses, net	5,187	4,513	2,781	2,051
General and administrative expenses	2,293	1,855	1,142	898
Operating loss	7,480	6,368	3,923	2,949

Finance Income (loss), net	(4)	49	5	61
Loss before income tax	7,484	6,319	3,918	2,888

Net loss for the period	7,484	6,319	3,918	2,888

Loss per share:
Net loss per ordinary share basic and diluted	0.11	0.38	0.06	0.12

Weighted average number of ordinary shares outstanding - basic and diluted	69,284,917	16,676,469	70,485,435	23,396,152

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Number of		Additional		Total
	Ordinary		paid-in	Accumulated	shareholders'
	Shares	Amount	capital	deficit	equity

Balance as of January 1, 2021	46,239,183	$31,646	$75,715	$(90,983)	$16,378
Exercise of warrants, net of issuance expenses in
an amount of $22	24,204,682	18,099	1,120	—	19,219
RSU's vesting	24,395	18	(18)		—
Share-based compensation	—	—	73	—	73
Net loss	—	—	—	(3,566)	(3,566)
Balance as of March 31, 2021	70,468,260	$49,763	$76,890	$(94,549)	$32,104
RSU's vesting	5,381	$4	(4)		—
Share-based compensation	—	—	$65		$65
Net loss	—	—	—	$(3,918)	$(3,918)
Balance as of June 30, 2021	70,473,641	$49,767	$76,951	$(98,467)	$28,251
Balance as of January 1, 2020	8,272,908	$5,407	$77,964	$(77,137)	$6,234
Issuance of ordinary shares in private
placement, net of issuance expenses in
an amount of approximately $30	2,720,178	1,894	2,837	—	4,731
RSU vesting	6,633	4	(4)		—
Share-based compensation	—	—	123	—	123
Net loss	—	—	—	(3,431)	(3,431)
Balance as of March 31, 2020	10,999,719	$7,305	$80,920	$(80,568)	7,657
Issuance of ordinary shares and warrants
in the April – May 2020 Financings, net
of issuance expenses in an amount of $1,361	19,166,670	13,039	(2,900)	—	10,139
RSU's vesting	6,554	4	(4)	—	—
Share-based compensation	—	—	94	—	94
Net loss	—	—	—	(2,888)	(2,888)
Balance as of June 30, 2020	30,172,943	$20,348	$78,110	$(83,456)	15,002

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Six months ended
	June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(7,484)	(6,319)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	89	68
Share-based compensation	138	217
Financial income, net	(36)	(14)
Changes in assets and liabilities items:
Increase in prepaid and other current assets and non-current assets	(508)	(100)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	27	(591)
Increase (decrease) in employees and payroll accruals	(62)	370
Increase (decrease)in royalties provision	35	(5)
Net cash used in operating activities	(7,801)	(6,374)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(218)	(140)
Investment in short-term bank and other deposits	(8,814)	(7,651)
Net cash provided by (used in) investing activities	(9,032)	(7,791)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares, net of issuance expenses	19,219	—
Issuance of ordinary shares in private placement, net of issuance expenses	—	4,731
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	—	10,139
Net cash provided by financing activities	19,219	14,870

Net increase in cash, cash equivalents and restricted cash	2,386	705
Cash, cash equivalents and restricted cash at the beginning of the period	8,053	8,035
Cash, cash equivalents and restricted cash at the end of the period	10,439	8,740

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

Supplemental information for Cash Flow:

	Six months ended June 30,
	2021	2020
Supplemental disclosure of non-cash flow information
Purchase of property and equipment included in accounts payable and accrued expenses	59	15
Financing fees included in other account payable and accruals	291
Assets acquired under operating lease	916	—

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 -  GENERAL INFORMATION

  A.            General

(1)      Check-Cap Ltd. (the “Company") was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Avenue, Isfiya 3009000, Israel.

(2)       The Company has a wholly-owned subsidiary, Check-Cap US, Inc., that was incorporated under the laws of the State of Delaware on May 15, 2015.

(3)      The Company is a clinical-stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening and prevention through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into cancer. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

(4)       On February 24, 2015, the Company consummated an Initial Public Offering in the United States (U.S.) (the "IPO") concurrently with a private placement.

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants.

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants.

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants.

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and Series C warrants.

On February 6, 2019, the Company consummated a registered direct offering of ordinary shares and warrants.

In February 2020, the Company consummated a private placement of ordinary shares.

During April and May 2020, the Company consummated three registered direct offerings of ordinary shares and simultaneous private placements of warrants.

On July 27, 2020, the Company consummated a warrant exercise transaction to purchase ordinary shares and a simultaneous private placement of warrants.

During the first quarter of 2021, certain investors exercised their warrants previously issued by the Company, resulting in gross proceeds of approximately $19,240 for the Company. See Note 5(1).

In July 2021, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 8.

The Company's ordinary shares and Series C Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK" and CHEKZ,” respectively.

The consolidated financial statements of the Company as of and for the six months ended June 30, 2021 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 -  GENERAL INFORMATION

   A.           General (cont.)

(5)      In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread globally, including to Israel and the United States. In March 2020, the World Health Organization declared COVID-19 a pandemic and recommended containment and mitigation measures worldwide. Accordingly, many countries around the world, including Israel, have implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. The Company has in the past experienced temporary disruptions to its operations as a result of the COVID-19 pandemic including disruptions to the Company’s clinical studies, and implemented several temporary cost reduction measures. The Company has also implemented several measures according to the Israel Ministry of Health’s guidelines, including remote working whenever possible, physical separation between employees and daily employee health monitoring. Infections rates in Israel have recently spiked upwards and the extent to which the COVID-19 pandemic shall impact the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, the impact on the global economy, the impact of any further waves of COVID-19, the efficacy of the vaccines and the other actions that may be required to contain COVID-19 or treat its impact. In particular, the continued spread of COVID-19 globally could materially adversely impact the Company’s operations and workforce, including its research and clinical trials and its ability to continue raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the Company’s development plans, and could result in the inability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on the Company’s business, financial condition and results of operation.
NOTE 2 -    CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

The accompanying consolidated unaudited financial statements have been prepared in a condensed format and include the consolidated unaudited financial operations of the Company as of June 30, 2021 and for the six and three month periods then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods.

Accordingly, the accompanying consolidated unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. These consolidated unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2020 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 18, 2021 (the "Annual Report"). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the year ended December 31, 2021.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3-    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited consolidated financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F except for the adoption of the following:

a. Income Tax

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard is effective for the Company from January 1, 2021 and must be applied on a modified retrospective basis. This standard did not have a material impact on the Company's financial statements and disclosures.

b. Deferred offering costs

The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in-process equity financing until such financing is consummated. After the consummation of such equity financing, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are written off to operating expenses. As of June 30, 2021, there were $291 of deferred offering costs included in other non-current assets on the balance sheet.

NOTE 4 -   LEASES

On January 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective approach for all lease arrangements at the beginning period of adoption.

On January 26, 2021, the Company entered into a new lease agreement, as amended, according to which, effective as of April 1, 2021, the Company leases a total of approximately 1,550 square meters at its facility located in Isfiya, Israel. The agreement expires on December 31, 2023, and the Company has an option to extend the lease period for an additional three years. The Company has the right to terminate the new lease agreement at any time, upon at least 60 days prior written notice. Monthly rental expenses under the lease agreement are $15.4.

As a result, according to ASC 842, the lease agreement was accounted for as a lease modification and, therefore, the lease liability was remeasured as of the modification date with an adjustment recorded to the underlying right of use asset.

In addition, the Company leases vehicles under various operating lease agreements.

At June 30, 2021, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $1,147 and $1,136, respectively.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

Supplemental cash flow information related to operating leases was as follows:

six months ended June 30, 2021
Cash payments for operating leases	$146

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of June 30, 2021, the Company’s operating leases had a weighted average remaining lease term of 4.8 years and a weighted average borrowing rate of 3.8%. Future lease payments under operating leases as of June 30, 2021 were as follows:

Operating
Leases
2021	$179
2022	$286
2023 and after	$783
Total future lease payments	$1,248
Less imputed interest	(112)
Total lease liability balance	$1,136

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5 -    SHAREHOLDERS' EQUITY

The following changes occurred during the six months ended June 30, 2021:

   1.                During the first quarter of 2021, certain investors from the warrants exercise transaction in July 2020 and the April-May 2020 registered direct offerings exercised warrants at exercise prices ranging from $0.75-$0.80 per share, for total gross proceeds to the Company of approximately $19,240. As a result, the Company issued an aggregate 24,204,682 ordinary shares.

   2.                On June 30, 2021, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 25,925,926 of the Company's ordinary shares and accompanying short-term warrants to purchase up to an aggregate of 25,925,926 of the Company's ordinary shares in a registered direct offering. The registered direct offering was consummated on July 2, 2021, see Note 8.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)
NOTE 6 -    SHARE-BASED COMPENSATION

   1.               A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information is as follows:

	For the six months ended June 30, 2021
			Weighted
		Weighted	average
		average	remaining
		exercise price	contractual
	Number	(in $)	life (in years)

Options outstanding at beginning of period	1,088,737	4.76	8.74
Options granted	43,392	1.99
Options forfeited	(55,234)	10.26

Options outstanding at end of period	1,076,895	4.37	8.32

Options exercisable at end of period	364,046	11.17	6.77

   2.                A summary of the Company’s RSU activity is as follows:

For the six
months
ended June
30, 2021

Unvested at beginning of period	72,599
Granted	-
Vested	(29,776)
Forfeited	(399)
Unvested at end of period	42,424

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7 -    COMMITMENTS AND CONTINGENCIES

In March 2021, the Company entered into an exclusive license agreement with the University of Missouri with respect to certain patents held by the University of Missouri that the University of Missouri claimed included background intellectual property in C-Scan. In consideration for the grant of an exclusive license to those patents in the medical field, the Company agreed to pay royalties ranging from 30 U.S cents to 5 U.S dollars per C-Scan unit depending on the number of units sold up to $15,000 in the aggregate. The royalties pay is contingent upon future sales. As the company has not yet generated any revenue from operations, no provision was recorded as of June 30, 2021.

NOTE 8 -    SUBSEQUENT EVENTS

On July 2, 2021, the Company issued to institutional and accredited investors 25,925,926 ordinary shares and warrants to purchase up to 25,925,926 ordinary shares. Each ordinary share was sold together with one warrant to purchase one ordinary share at a combined purchase price of $1.35 per share and accompanying warrant, for aggregate gross proceeds of approximately $35,000, excluding any proceeds that may be received upon exercise of the warrants.

Each warrant is immediately exercisable and will expire on January 2, 2024. The exercise price of each warrant $1.50 per ordinary share, subject to adjustment. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants.

The Company also issued placement agent warrants to purchase up to an aggregate of 1,296,296, ordinary shares on the same terms as the warrants issued to investors, except they have an exercise price of $1.6875 per share. The Company received gross proceeds from the offering of $35,000, or approximately $31,760 net of issuance expenses in the amount of $3,240.

On August 4, 2021, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the Check-Cap Ltd. 2015 Equity Incentive Plan by an additional 2,500,000 shares.

On August 4, 2021, the Company's Board of Directors approved the award of options to purchase 700,000 ordinary shares and 300,000 RSUs to the Company’s officers and certain employees. The options have an exercise price equal to $1.23, which is equal to the higher of the price of the Company’s ordinary shares on Nasdaq on the grant date and the average closing price of the Company’s ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

The options and RSUs vest over a period of four years commencing on the date of grant, such that 25% of the options and RSUs shall vest and become exercisable on the first anniversary of the date of grant and thereafter, shall vest monthly in equal portions at the end of each month over the subsequent thirty-six (36) months.